FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors:
M A Ramphele (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea
†
, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel      +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email   Willie.Jacobsz@
           goldfields.co.za

Media Enquiries

Sven Lunsche
Tel      +27 11 562 9763
Mobile +27 83 260 9279
email    Sven.Lunsche@
            goldfields.co.za
MEDIA RELEASE
UNLAWFUL STRIKE ACTION AT KDC WEST
AND BEATRIX
Johannesburg, 25 September 2012. Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) regrets to confirm that, notwithstanding press reports to the contrary, the unlawful and unprotected strike at the West Section of the KDC Gold Mine (KDC
West, formerly Driefontein) on the West Rand in South Africa continues. The strike started on 9 September 2012.
In addition the employees at the Beatrix Mine in the Free State have also commenced with an unlawful and unprotected strike. The strike started at the West Section of Beatrix (formerly Oryx Mine) on
Friday, 21 September 2012, and spread to the rest of the mine on
Monday, 24 September 2012.
The large majority of the 15,000 employees at KDC West and 9,000 employees at Beatrix are participating in the unlawful strikes and production has been halted at both operations.
The Company has received urgent interdicts for KDC West as well as Beatrix West, and is applying for an interdict for the remainder of the Beatrix mine. The Company is evaluating all options to deal with the unlawful strikes.
Enquiries
Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email:
Willie.Jacobsz@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 September 2012
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs